03007518

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Hanny Holdings

*CURRENT ADDRESS 7th Floor, Paul Y. Centre
51 Hung To Road, Kwun Tong
Kowloon, Hong Kong
(inc. Bermuda)

**FORMER NAME

**NEW ADDRESS

PROCESSED
MAR 19 2003
THOMSON
FINANCIAL

FILE NO. 82- 3638 FISCAL YEAR

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☐
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☑
DEF 14A	(PROXY)	☐			

OICF/BY: [signature]

DATE : 3/11/03

HANNY VISIONS AHEAD HANNY HOLDINGS LIMITED 錦興集團有限公司

January 30, 2003

Via Fedex

Securities and Exchange Commission
450 Fifth Street, N.W.
Mail Stop 3-9
Washington, D.C.
20549
U.S.A.

03 MAR -3 AM 7:21

Attention: Filings

Dear Sirs:

Hanny Holdings Limited
SEC File 82-3638

In compliance with the exemption requirements of SEC Rule 12g3-2(b), we are pleased to enclose the following item for filing with you as follows:

Press Announcement. The Standard. January 30, 2003
Proposed Capital Reorganisation, Proposed Amendment To Bye-Laws, Adoption Of New Share Option Scheme And Termination Of Existing Share Option Scheme, Cancellation Of The Options Granted And Grant Of General Mandates

Thank you for your kind assistance with this matter.

Yours very truly,
Hanny Holdings Limited

Amy Chau
Tel: (604) 733-0896 extension 25
Email: achau@burcon.ca

Enclosure

cc: Hanny Holdings Limited
Attn.: Ms. Judy Cheng (via fax without enclosure)

c/o 1946 West Broadway, Vancouver
British Columbia, Canada V6J 1Z2
Tel: (604) 733-0896 Fax: (604) 733-8821

HANNY

SEC FILING 82-3638

HANNY HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)

PROPOSED CAPITAL REORGANISATION, PROPOSED AMENDMENT TO BYE-LAWS, ADOPTION OF NEW SHARE OPTION SCHEME AND TERMINATION OF EXISTING SHARE OPTION SCHEME, CANCELLATION OF THE OPTIONS GRANTED AND GRANT OF GENERAL MANDATES

The Company intends to put forward for approval by the Shareholders at the SGM resolutions to approve:

(i) the Capital Reorganisation, pursuant to which:

(a) every forty (40) issued and unissued Existing Shares of HK$0.025 each will be consolidated into one (1) Consolidated Share of HK$1.00 and then reduced in value by cancelling HK$0.99 of the capital paid up on each issued Consolidated Share so as to form one (1) Reorganised Share of HK$0.01 and the subdivision of each unissued Consolidated Share (including that arising from the reduction of issued share capital of the Company referred to above) into 100 Reorganised Shares of HK$0.01 each;

(b) the authorised share capital of the Company will be reduced from HK$630 million to HK$200 million by cancelling 43,000 million unissued Reorganised Shares of HK$0.01 each;

(c) an amount of approximately HK$1,974.6 million standing to the credit of the share premium account of the Company will be cancelled;

(d) based on the issued share capital of the Company and the credit balance of the share premium account of the Company as at the date of this announcement, the credit arising from the Capital Reorganisation is expected to be in the aggregate amount of approximately HK$2,133.3 million and will be transferred to the contributed surplus account of the Company and the directors of the Company will be authorised to apply such surplus in any manner permitted by the laws of Bermuda and the Bye-Laws as they may think fit, taking into account the best interest of the Company;

(ii) conditional upon the Capital Reorganisation becoming effective, an amendment to bye-law 3 (1) of the Company's Bye-Laws to reflect the new par value of the Shares;

(iii) the termination of the Existing Share Option Scheme, the adoption of the New Share Option Scheme and the cancellation of the options granted under the Existing Share Option Scheme; and

(iv) the grant of the General Mandates.

The Existing Shares are presently traded in board lots of 2000. It is proposed that following the implementation of the Capital Reorganisation, the Reorganised Shares will be traded in board lots of 2000.

A circular containing details of the above proposals and the notice of SGM will be despatched to the Shareholders as soon as practicable.

PROPOSED CAPITAL REORGANISATION

It is proposed that, subject to, among others, the conditions set out below:

(a) every forty (40) issued and unissued Existing Shares of HK$0.025 each be consolidated into one (1) Consolidated Share of HK$1.00 and then reduced in value by cancelling HK$0.99 of the capital paid up on each issued Consolidated Share so as to form one Reorganised Share of HK$0.01 and the subdivision of each unissued Consolidated Share (including that arising from the reduction of issued share capital of the Company referred to above) into 100 Reorganised Shares of HK$0.01 each;

(b) the authorised share capital of the Company be reduced from HK$650 million to HK$200 million by cancelling 45,000 million unissued Reorganised Shares;

(c) the cancellation of an amount of approximately HK$1,974.6 million standing to the credit of the share premium account of the Company; and

(d) based on the issued share capital of the Company and the credit balance of the share premium account of the Company as at the date of this announcement, the credit arising in the books of the Company from the Capital Reorganisation which is expected to be in the aggregate amount of approximately HK$2,133.3 million be transferred to the contributed surplus account of the Company and the directors of the Company be authorised to apply such surplus in any manner permitted by the laws of Bermuda and the Bye-Laws, including the making of any distribution to members and the elimination of the accumulated losses of the Company, as they may think fit, taking into account the best interest of the Company. As at the date of this announcement, the Company has no intention to apply the aggregate amount of approximately HK$2,133.3 million to be transferred to the contributed surplus account of the Company for any specific purpose.

The Existing Shares are presently traded in board lots of 2000. It is proposed that following the implementation of the Capital Reorganisation, the Reorganised Shares will be traded in board lots of 2000.

CONDITIONS OF THE CAPITAL REORGANISATION

The Capital Reorganisation will be conditional upon:

(i) the passing at the SGM of a special resolution approving the Capital Reorganisation;

(ii) the Listing Committee of the Stock Exchange granting listing of, and permission to deal in, the Reorganised Shares in issue and the Reorganised Shares falling to be issued upon exercise of options granted under the New Share Option Scheme; and

(iii) compliance by the Company with the requirements of Section 46(2) of the Companies Act 1981 of Bermuda.

TRADING ARRANGEMENTS

In order to alleviate the difficulties arising from the existence of odd lots of Reorganised Shares, the Company will appoint Tai Fook Securities Company Limited to match the sales and purchases of odd lots of Reorganised Shares or to offer a top-up arrangement on a best efforts basis to the holders of such odd holdings as a direct consequence of the Share Consolidation during the period from Tuesday, 1st April, 2003 to Thursday, 24th April, 2003 (both dates inclusive).

Holders of odd lots of the Reorganised Shares who wish to take advantage of this arrangement may contact Ms. Samantha Chan of Tai Fook Securities Company Limited at 25/F., New World Tower, 16-18 Queen's Road Central, Hong Kong (telephone no. (852) 2160 9928) as soon as possible starting from Tuesday, 1st April, 2003 to Thursday, 24th April, 2003 (both dates inclusive). Holders of odd lot Reorganised Shares should note that matching of odd lots is not guaranteed and they are recommended to consult their professional advisors if in doubt about the aforementioned arrangement.

DETAILS OF THE SHARE CAPITAL OF THE COMPANY BEFORE AND AFTER THE CAPITAL REORGANISATION

The table below shows the authorised and issued share capital of the Company as at the date of this announcement and immediately after completion of the Capital Reorganisation (based on the existing number of issued Existing Shares and assuming that no new Existing Shares will be issued prior to the date when the Capital Reorganisation becomes effective).

As at the date of this announcement		Upon completion of the Capital Reorganisation	
Authorised:	HK$	Authorised:	HK$
25,200,000,000 Existing Shares	630,000,000	20,000,000,000 Reorganised Shares	200,000,000
Issued and credited as fully paid:		Issued and credited as fully paid:	
6,413,431,[illegible] Existing Shares	160,335,[illegible]	160,335,[illegible] Reorganised Shares	1,603,[illegible]
Share premium account (approximately)	1,974.6 million	Share premium account (approximately)	[illegible]
Contributed surplus account (approximately)	24 million	Contributed surplus account (approximately)	2,157.3 million

REASONS FOR THE CAPITAL REORGANISATION

The Board believes that the Capital Reorganisation is beneficial to the Company and its shareholders as a whole as the administration costs incurred for the Company in Hong Kong and Bermuda, including the annual registration fees payable to the Bermuda government authority, will be reduced as a result of the Capital Reorganisation.

EFFECT OF THE CAPITAL REORGANISATION

The Board is of the view that save for the expenses to be incurred in relation to the Capital Reorganisation, the implementation of the Capital Reorganisation will not, by itself, alter the net asset value, business operations, management or financial position of the Group or the proportionate interests of Shareholders in the Company and is in the interests of the Company and the Shareholders as a whole.

Any fraction of Reorganised Shares that arises from the Capital Reorganisation will be aggregated and sold (if a premium, net of expenses, can be obtained) for the benefit of the Company.

The Reorganised Shares will rank pari passu in all respect with each other.

EXPECTED TIMETABLE

The expected timetable is as follows: 2003

Latest time for lodging forms of proxy for the SGM .... 12:00 noon (Hong Kong time), Saturday, 15th March

SGM .... 12:00 noon (Hong Kong time), Monday, 17th March

Effective date of the Capital Reorganisation .... 9:00 a.m. (Hong Kong time), Tuesday, 18th March

Existing counter for trading in Existing Shares in board lots of 2,000 Existing Shares closes .... 9:30 a.m. (Hong Kong time), Tuesday, 18th March

Temporary counter for trading in Reorganised Shares in board lots of 50 Reorganised Shares (in the form of existing share certificates) opens .... 9:30 a.m. (Hong Kong time), Tuesday, 18th March

First day for free exchange of existing share certificates for new share certificates for the Reorganised Shares .... Tuesday, 18th March

Existing counter for trading in Reorganised Shares in board lots of 2,000 Reorganised Shares (in the form of new share certificates) reopens ...... 9:30 a.m. (Hong Kong time), Tuesday, 1st April

Parallel trading in Reorganised Shares (in the form of new share certificates and existing share certificates) commences ...... 9:30 a.m. (Hong Kong time), Tuesday, 1st April

First day for matching service for selling and buying of odd lots of Reorganised Shares .... Tuesday, 1st April

Temporary counter for trading in Reorganised Shares in board lots of 50 Reorganised Shares (in the form of existing share certificates) closes .. 4:00 p.m. (Hong Kong time), Thursday, 24th April

Parallel trading in Reorganised Shares (in the form of new share certificates and existing share certificates) ends .... 4:00 p.m. (Hong Kong time), Thursday, 24th April

Last day of matching service for selling and buying of odd lots of Reorganised Shares .... Thursday, 24th April

Last day for free exchange of existing share certificates for new share certificates for the Reorganised Shares .... Tuesday, 29th April

FREE EXCHANGE OF CERTIFICATES FOR SHARES AND TRADING ARRANGEMENT

Subject to the Capital Reorganisation becoming effective, Shareholders may, during business hours from 18th March, 2003 to 29th April, 2003 (both dates inclusive), submit their certificates for the Existing Shares to the Company's branch registrar in Hong Kong, Secretaries Limited, at Ground Floor, Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong in exchange for certificates for the Reorganised Shares (on the basis of every forty (40) Existing Shares for one (1) Reorganised Share) free of charge. Thereafter, share certificates for Existing Shares will be accepted for exchange only on payment of a fee of HK$2.50 (or such higher amount as may from time to time be specified by the Stock Exchange) for each new certificate issued for the Reorganised Shares or each old share certificate submitted.

Notwithstanding the implementation of the above arrangement, all the existing certificates for Existing Shares will continue to be effective as documents of title for the Reorganised Shares and valid for trading, settlement and registration purposes on the basis of forty (40) Existing Shares for one (1) Reorganised Share.

PROPOSED AMENDMENT TO BYE-LAWS

The Company also proposes that conditional upon the Capital Reorganisation becoming effective, an amendment to bye-law 3(1) of the Company's Bye-Law be made to reflect the new par value of the Shares.

ADOPTION OF NEW SHARE OPTION SCHEME AND TERMINATION OF THE EXISTING SHARE OPTION SCHEME

The Stock Exchange has made certain amendments to Chapter 17 (share option schemes) of the Listing Rules since the adoption of the Existing Share Option Scheme. The Company proposes to terminate the Existing Share Option Scheme and adopt a New Share Option Scheme in accordance with Chapter 17 of the Listing Rules, subject to:

(i) the passing of an ordinary resolution to terminate the Existing Share Option Scheme and to approve the New Share Option Scheme at the SGM; and

(ii) the Listing Committee of the Stock Exchange granting approval of (either unconditionally or subject to conditions to which the Company shall not unreasonably object) the listing of, and permission to deal in, the Shares to be issued pursuant to the exercise of the options granted under the New Share Option Scheme (up to an initial limit of 10% of the Shares in issue at the date of the passing of the resolution to adopt the New Share Option Scheme).

On termination of the Existing Share Option Scheme, no further options will be granted under the Existing Share Option Scheme but the Existing Outstanding Options shall continue to be valid and exercisable in accordance with the Existing Share Option Scheme, subject to compliance with the Listing Rules, and the provisions of the Existing Share Option Scheme will in all other respects remain in force so as to give effect to the Existing Outstanding Options. As at the date of this announcement, the Company has granted 640,000,000 share options under the Existing Share Option Scheme which represents approximately 9.95% of the issued share capital of the Company. None of such share options have been exercised, cancelled or lapsed. The Board will not grant any further options under the Existing Share Option Scheme during the period from the date of this announcement up to the date of the SGM.

HANNY
VISIONS AHEAD

HANNY HOLDINGS LIMITED
錦興集團有限公司

c/o 1946 West Broadway
Vancouver, British Columbia
Canada V6J 1Z2
Tel: (604) 733-0896 Fax: (604) 733-8821

FAX COVER SHEET

Date: February 18, 2003

To: **Mike Hughes, Deutsche Bank**
Fax #: 44 (0)20 7547 6073

From: Amy Chau
Assistant to Dorothy K.T. Law
Tel No.: (604) 733-0896 Ext. 25
Email: achau@burcon.ca

Pages including cover: 4

Dear Mike,

Re: Hanny ADR Program

We have been filing with the US SEC for the past 2 years. See our recent letter to them. We have copies of all such letters of filings and can locate the acknowledgements from FEDEX if necessary, although we have not asked from US SEC confirmation of receipt of our filings. Please advise what we should do to get the facility back into compliance again.

Thanks, Amy

C:\My Documents\Hanny Holdings\Mike Hughes fax.doc

FACSIMILE TRANSMISSION

A Member of the
Deutsche Bank Group

Mike Hughes
Head, Product Management - Depositary Receipts

To ~~Mr~~ PAUL

Fax No. 212 797 0327

From Mike Hughes

Date

Total Pages ~~3~~ 4 (including this header)

If you do not receive all the pages, please telephone immediately

Winchester House
1 Great Winchester Street
London
EC2N 2DB

Direct Line 44 20 7547 7995
Direct Fax 44 20 7547 6073
Email mike.r.hughes@db.com